August 28, 2018

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re: American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. White:

This letter responds to your comments that we discussed August 3, 2018, relating to Post-Effective Amendment No. 5 to the Registrant’s registration statement with the principal purpose of registering a new series, American Century Diversified Municipal Bond ETF (the “Fund”), under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).

Unless otherwise defined in this response letter, capitalized terms used herein have the meanings set forth in the registration statement. For your convenience, we restate your comment prior to our response.

1.	Comment: Provide a completed fee table and expense example prior to effectiveness.

Response: We have supplementally provided a completed fee table and expense example.

2.
Comment: In the Principal Investment Strategies section, you state that the Fund will invest “at least 80% of its net assets in municipal securities. . ..” Please add that “net assets” includes borrowings for investment purposes.

Response: We made the requested change.

3.
Comment: In the Principal Investment Strategies section, you state that the Fund “principally invests in investment-grade debt securities….” Please reconcile this statement with the statement contained in the Below Investment-Grade Securities Risk bullet that says the Fund “invests a significant part of its assets in securities rated below investment-grade….”

Response: We have revised the statement in the Below Investment-Grade Securities Risk bullet to clarify.

4.	Comment: In the Principal Risks section, please review the Interest Rate Risk bullet considering IM Guidance 2014-01 and 2016-02.

Response: We reviewed the cited guidance. Our Interest Rate Risk currently notes that the value of debt securities declines as rates rise and that rising rates may negatively affect Fund performance. We believe this adequately addresses the current rate environment.

5.
Comment: In the Objectives, Strategies and Risks section, under the heading What are the fund’s principal investment strategies, please clarify that investments in derivatives are not part of the Fund’s principal strategies.

Response: Derivatives are not part of the Fund’s principal investment strategies. We have deleted references to them.

6.	Comment: Will the Fund count any derivatives that it holds towards its test to invest at least 80% of its assets in municipal securities? If yes, how will the Fund value those derivatives?

Response: The Fund will not count any derivatives it holds towards its test to invest 80% of its assets in municipal securities.

7.
Comment: In the Objectives, Strategies and Risks section, under the heading What are the principal risks of investing in the fund?, please clarify that Derivatives Risk is not a principal risk of investing in the Fund.

Response: Derivatives are not part of the Fund’s principal investment strategies. We have deleted references to them.

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley L. Bergus
Ashley L. Bergus
Assistant Secretary

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com